Institute for Wealth Holdings, Inc.

13455 Noel Road, Suite 100

Dallas, Texas 75240

February 21, 2018

VIA EDGAR

Era Anagnosti

Acting Assistant Director

Office of Financial Services

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Institute for Wealth Holdings, Inc. (the “Company”)

Qualification of Form 1-A (File No. 024-10780) filed February 15, 2018

Dear Ms. Anagnosti:

The Company requests that the Securities and Exchange Commission (the “Commission”) qualifies the above-referenced document effective as of 4:00 p.m., Washington, D.C. time, on February 26, 2018, or as soon thereafter as practicable. Please send a copy of the written order from the Commission verifying the qualified time and date of the Offering Statement to my attention at the above address and via email at rusty.moore@iwainc.com.

On behalf of the Company, the undersigned acknowledges that: (1) Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing; (2) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-450-6000.

Sincerely,

Institute for Wealth Holdings, Inc.

By:	/s/ Dewey. M. Moore, Jr.
Dewey M. Moore, Jr., Chief Executive Officer